Short Trailer Transcription (Revised)

[0:00:00]

Male: Hi. I'm Barry Fasman. I have the great fortune of having gotten to write the music for Geoffrey Mundy's wonderful book and lyrics *Starring Clara Bow*. My heart went out to Clara when I found out that she grew up in the tenements of Brooklyn, one of the worst places to be in the early 1900s on this planet. And she rose meteorically to fame and fortune as a silent film star, and then again, rags to riches to rags is really the story.

The process of getting a show to Broadway always begins with a workshop, and we had a staged reading, so the actors still had scripts in hand, but it gave us a chance to hear the songs, work with the dialogue, and perfect our show.

[0:01:00]

Male: Clara's big break, so to speak, came when she won a photo contest from a movie magazine.

Male: And she sings a song after she gets the news, "Maybe I'm the one."

[Music 0:01:37 – 0:01:38]

Male: And maybe you're wondering about all these gold and platinum records behind me. They – they all belong to Barry Fasman, who's had a very successful career as a composer, arranger, conductor, songwriter, in Hollywood. And fortunately, I've been able to work with Barry. This is our second Broadway show that we've worked on.

[0:02:00]

Male: After she's won the contest and knows she's going to be headed out to Los Angeles and Hollywood, she begins to realize, this is a big thing in her life, and – and it – the thought of leaving Manhattan scares her. But she sings bravely her song, "On the road . . "

[Music 0:02:24 – 0:03:16]

Male: I have been an artist all my life, but in order to support myself as an artist, I very wisely chose to learn a skill, and that skill was chefing. And so for many, many years I've been a professional chef, and I've supported myself and my art through my cooking skills.

And presently, I work on a tug boat as a cook on a tug boat, and I have a very good paying job, cooking for 14 guys on the largest tug boat in the United States. And I work up in Philadelphia 14 hours a day, cooking 3 meals a day for these 14 guys. And people say, "Oh, well, how did a tug boat cook come up with the idea of a Broadway show about Clara Bow?"

[0:04:06]

Male: When Clara arrives in Hollywood, it's not quite what she expected, and that's when they sing, "Hollywood . . . "

[Music 0:04:15 – 0:04:59]

Female: Something really cool that we're doing for *Starring Clara Bow* is crowd funding, but through a new resource that actually allows you, the audience, to actually own stock in the show. So there's going to be a lot of people that have a little piece of the show to call their own. Every dollar counts, and every time that you invest in a show like this, you're helping somebody like Clara Bow make their dreams come true.

Male: In our grand finale, and what's a musical without a grand finale, we reprise our most energetic song, "Starring Clara Bow . . . '

[0:05:33]

[Music 0:05:33 – 0:05:51]

Male: I've been blessed with a very successful career as a composer and a producer and a – and a arranger and a conductor for a lot of big stars, but this new venture, this play *Starring Clara Bow*, is unquestionably the most exciting thing I've ever done in my life.

[End of Audio]

(06:13)